14005043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 28 2014

Washington, DC 20549

No Act
PE 12/13/13

January 28, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-28-14

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation
Incoming letter dated December 13, 2013

Dear Mr. Kelroy:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to Kohl's by The National Center for Public Policy Research. We also have received letters from the proponent dated January 21, 2014 and January 23, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kohl's Corporation
Incoming letter dated December 13, 2013

The proposal requests that the board authorize the preparation of a report disclosing the specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals and an estimate of the costs and benefits to Kohl's of its sustainability policy.

We are unable to concur in your view that Kohl's may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Kohl's may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of sustainability. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Kohl's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 23, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Jason J. Kelroy on behalf of Kohl's (the "Company") dated December 13, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO KOHL'S CLAIMS

In its no-action request, the Company falls well short of its burden of persuading the Staff that it may omit our Proposal from its proxy materials. The Company is correct that we erred in stating that it is a member of a particular trade association. We have amended the Proposal precisely as the Company requested. Furthermore, the Company's evidence that it has substantially implemented our Proposal ignores half of our request, and scantly addresses the other half. Finally, the Staff has repeatedly ruled that sustainability is a significant social policy issue; therefore, our Proposal does not interfere with ordinary business matters as contemplated by Rule 14a-8(i)(7).

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(3) Since We Are Willing to Amend the Proposal Exactly As the Company Has Requested

As an initial matter, the Company correctly points out that it is not a member of the Retail Industry Leaders Association as our Proposal suggests. The Company has requested that we "revise the introduction to remove" the following two paragraphs from the Proposal:

> The Company is a member of the Retail Industry Leaders Association, a trade association urging member companies to adopt voluntary environmental mandates related to the issue of climate change.
>
> The Company has adopted this philosophy, and has adopted a "sustainability" policy with the apparent goal of reducing human impact upon the climate and natural environment.

We do so now unequivocally. The Proposal, as amended, is attached as exhibit "A."

The Staff has wide latitude and a long-standing history of permitting shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, we are in full agreement with the Company regarding the revision. Removing the two short paragraphs does not take away from the remainder of the Proposal's meaning or crux. In its no-action request, the Company is very forthcoming that it engages in a great deal of environmental and sustainable projects. Lack of involvement with a trade association not withstanding, the Company has clearly, unilaterally decided to pursue sustainability initiatives. That is not in dispute. Additionally, the main two asks from our Proposal's resolved section are unaffected by the changes to the Proposal and remain unanswered.

Specifically, the Company's no-action request does not even address, let alone does it disclose, "[t]he specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals," as our Proposal requests. Furthermore, the Company's cherry-picked information from its Corporate Social Responsibility ("CSR") report does not provide "[a]n estimate of the costs and benefits to Kohl's of its sustainability policy." These are the two fundamental components of our Proposal, and they are unchanged by the amendment.

The Company cites to *General Electric Co.*, (avail. January 6, 2009) for the proposition that it may exclude our Proposal under Rule 14a-8(i)(3). In that no-action contest, the proponent requested that directors who received a certain percentage of "withheld" votes not be permitted to serve on key committees. However, "withheld" votes did not exist. The entire proposal was premised on a false notion. Removing this portion of the proposal would have resulted in the whole request collapsing. Therefore, the Staff rightfully allowed the company to exclude the proposal. Removing the two incorrect paragraphs from our Proposal does not change the character or primary purpose of our Proposal whatsoever. *General Electric* has no bearing on our Proposal.

The foundation of our Proposal is unchanged by this amendment. The only two asks from the Proposal's resolved section remain untrammeled and unanswered. The Company cites to no precedent in which the staff allowed Rule 14a-8(i)(3) exclusion for such a minor, corrected error. The Company has indicated a willingness to go along with our Proposal, as amended. We are amending the Proposal in the exact manner the Company requested. Therefore, the Staff can enforce its own legal guidance by allowing this amendment. In doing so, it will rightly allow our amended Proposal to come before Kohl's shareholders for a vote.

The Company May Not Omit Our Proposal Because It Has Not Implemented It in Any Meaningful Sense, and is Actively Trying to Shield the Information It Seeks From the Company's Shareholders

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.*, (avail. March 8, 1991).

In its no-action request, the Company fails to address or make any disclosure concerning a major portion of our Proposal. The Proposal's resolved section states:

> The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. *The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.*
>
> 2. An estimate of the costs and benefits to Kohl's of its sustainability policy. (Emphasis added).

The Company goes to great lengths to discuss its environmental initiatives, but nowhere in its nine-page no-action letter does the Company explain what scientific studies or data drive its sustainability programs. The Company cannot claim it has implemented our Proposal while blatantly ignoring 50 percent of its request.

The Staff has consistently ruled that a proposal has not been implemented where a company substantially ignores a primary section of the proposal. For example, in *Boston Properties Inc.*, (avail. January 28, 2011), the proponent sought a sustainability report "on the Company's sustainability policies and performance, including multiple, objective statistical indicators." The supporting statement further noted that the "report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators to measuring long-term *social and environmental* sustainability." (Emphasis added).

The company in this case strongly demonstrated that it had substantially implemented the proposal with regards to environmental sustainability, but it did not explain how it had implemented long-term *social* sustainability plans. After noting the company's environmental sustainability, the proponent objected that the "remainder of the Company's report, however, contains no mention whatsoever of any Company policies or practices on such social policy initiatives... the Company's total failure to address social sustainability omits an essential objective of the Proposal and accordingly undermines completely the merits of the Company's request for no-action relief." *Boston Properties Inc.*

The Staff agreed that Boston Properties failed to substantially implement the proposal, because the company failed to show that it had acted favorably on the social sustainability aspect of the proposal, stating "[w]e are unable to concur in your view that Boston Properties may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boston Properties's practices and policies do not compare favorably with the guidelines of the proposal and that Boston Properties has not, therefore, substantially implemented the proposal."

Kohl's failure to address the "specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals," is an overwhelming omission establishing that it has not met the burden for omitting our Proposal under Rule 14a-8(i)(10). Under the Staff's *Boston Properties* precedent, Kohl's may not omit our Proposal using Rule 14a-8(i)(10). Furthermore, the Company's actual arguments proffered under the substantial implementation exclusion cannot save it from this glaring failure.

Though the Company completely ignores our Proposal's first ask, the Company somehow claims that its scant survey of cherry-picked information from the Company's website (which only addresses our second ask) shows that it has substantially implemented our Proposal. The Company claims that the annual publication of its Corporate Social Responsibility Report ("CSR") shows that it has met our Proposal's essential objective.

The Company obviously misread the Proposal.

The Company highlights 21 bullet points from its CSR and website to prove that it pursues sustainable activities with "financial benefits." The merits of the costs and benefits of the 21 bullet points are highly debatable, but that is hardly the point of our Proposal. Just because the Company might pursue some environmental programs that result in cost savings, doesn't preclude the Company from also engaging in frivolous environmental programs that waste Company resources. Our Proposal asks for an analysis of the *overall* costs and benefits of Kohl's sustainability programs. Specifically our Proposal asks for the Company to disclose the costs *and* benefits – not just what it perceives as benefits. That the Company choose to only highlight specific initiatives, and not to provide a full cost/benefit analysis of its collective sustainability program, shows that it is unwilling to share this information with Kohl's shareholders.

Until it does this, the Company cannot be said to have substantially implemented our Proposal.

Additionally, the Staff has already upheld a proposal under a similar fact-pattern to which the Company now protests. In *Safeway Inc.*, (avail. March 17, 2010), the proponent requested that Safeway "[a]dopt principles for national and international action to stop global warming" based upon progressive ideals such as a carbon dioxide cap-and-trade system, international collaboration and specific targets for carbon dioxide reduction. Safeway presented an abundance of evidence that it was indeed working arduously to combat the proponent's concerns about global warming. Just to name a few items, the company disclosed that it:

- Launched a comprehensive, long-term Greenhouse Gas and Sustainability Initiative

- Became the first retailer to join the California Climate Action Registry, California's only official greenhouse gas registry
- Planning the installation of two fuel cells in Santa Cruz, California
- Opening 46 bio-diesel fuel stations in Washington, Oregon, Arizona and California
- Developed an employee solar power system purchase program

Safeway also became the "first and only retailer to join the Chicago Climate Exchange." The company went on to exhaustively detail its efforts to reduce what it perceived as the threat of global warming. These measures all spoke to the fact that the company had substantially implemented the main thrust of the proposal – reducing carbon dioxide emissions to combat global warming. However, the Staff disagreed with the company stating, "[w]e are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Safeway's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

Like Safeway, the Company argues that its CSR information "satisf[ies] the Proponent's essential objective of the Shareholder Proposal and ensure that Kohl's is not pursuing 'sustainable activities' that have the potential to reduce Kohl's bottom line."

Nothing could be further from the truth.

All that the Company's cherry-picked data points prove is that some of its sustainable programs possibly have some economic benefit. Even that is still a debatable point. The Company's list details the savings in financial and energy terms, but never once does it show the funds outlaid to achieve such savings. It is quite possible that the Company is actually spending more than it is saving, even for the bullet points that it selected. We simply do not know because the Company failed to provide the data needed to make a proper business analysis. Only showing one side of the ledger is hardly an acceptable or even a common business practice.

Whether these bullet points show financial gains or losses is not dispositive of the Proposal's main thrust. The Company has not provided "[a]n estimate of the costs and benefits to Kohl's of its sustainability policy." Just as Safeway provided a list of some measures it was taking to reduce carbon dioxide emissions, the Company has listed some evidence that it claims shows it is pursuing sustainability in a cost-saving manner. And just as the Staff ruled Safeway's disclosure was inadequate, so too the Staff should rule that Kohl's has failed to *substantially* implement our Proposal.

Since the Company flatly ignored the scientific ask from our Proposal and provided only passing evidence that it may at times pursue sustainability strategies that have some financial benefit, the Company cannot be said to have acted favorably on our Proposal. Therefore, the Staff should reject the Company's argument and allow our Proposal to properly come before Kohl's shareholders for a vote.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7) Since It Does Not Interfere With Ordinary Business Operations, But Rather Addresses A Significant Social Policy Issue – Sustainability

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Staff has consistently held that matters related to sustainability are significant social policy issues. In *Cleco Corporation*, (avail. January 26, 2012), the Staff upheld a proposal requesting that the company prepare a report "discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks." The company sought to exclude the proposal as an interference with ordinary business operations since, as a utility company, water is a crucial element of its operations. The Staff sided with the Proponent and explicitly stated that "[w]e are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added.)

The following year, the Staff ruled in *NYSE Euronext*, (avail. February 12, 2013) that a proposal requesting that the board prepare "a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders" did not interfere with ordinary business operations. The company argued that this was in fact an interference with ordinary business above and beyond that contemplated by Rule 14a-8(i)(7) exclusion since the decision contemplated by the proposal would be made by overseers above the board of directors – meaning that it was extremely attenuated and not proper for shareholder involvement. Despite this extreme attenuation, the Staff still allowed the proposal and explicitly stated that "[w]e are unable to concur in your view that NYX (sic.) may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added).

Even Kohl's goes so far as to recognize that "[t]he Commission has noted that certain topics related to sustainability may present a significant social policy issue, and thus has in the past declined to concur with the exclusion of proposals focusing solely on sustainability and environmental reports regarding the effects of a company's operations on the environment." However, the Company would have the Staff believe that our Proposal falls outside of significant policy protection since it speaks to Company costs and benefits.

The Company is misreading the Staff's clear precedent on this issue.

Kohl's claims that:

> Looking at the plain language of the Shareholder Proposal, there is no question that it relates primarily to Kohl's strategic decisions regarding capital investment decisions... As such, because the Shareholder Proposal relates to key management strategic decisions regarding *costs and benefits analysis* and strategic decisions regarding Kohl's finances, the Shareholder Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7). (Emphasis added).

This is nearly identical to the unsuccessful argument offered by the company in *General Electric*, (avail. January 15, 2008). In that no-action contest, the company argued:

> The Proposal is clearly and directly focused on GE's internal risk review process: it requests a report on the '*costs and benefits*' to GE of what the Proposal describes as its 'climate policy' and focuses on whether GE has assessed the possible 'advers[e] impacts' that the Proponent suggests may arise from GE's policy and activities related to its policy. (Emphasis added).

The Staff was not persuaded by GE's argument stating, "[w]e are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Just as Kohl's now argues that our Proposal is excludable because it contemplates the financial aspect its environmental policies, GE also complained that "the Proposal is excludable because it focuses on GE engaging in an internal assessment of the financial risks" surrounding its environmental policies. This argument does not stand up to the Staff's clear precedent. In *General Electric*, the Staff confirmed that a proposal requesting the costs and benefits of a climate policy do not interfere with a company's ordinary business operations. Therefore, Kohl's entire rationale for exclusion under Rule 14a-8(i)(7) is invalid.

Furthermore, the Staff has consistently upheld shareholder proposals related to the environment and corporate sustainability efforts over Rule 14a-8(i)(7) complaints. *See Lehman Brothers*, (avail. January 29, 2008) (upholding a proposal that requested a report on the company's sustainable practices and taking a dim view of sustainability efforts); *Exxon Mobil Co.*, (avail. March 18, 2008) (upholding a proposal requesting that the company establish a committee to study ways in which the United States could achieve energy independence in a sustainable way); *Exxon Mobil Co.*, (avail. March 19, 2008) (upholding a proposal asking the board of directors to adopt a policy for renewable energy research, development and sourcing); *Bank of America*, (avail. February 22, 2008) (upholding a proposal asking for a report on how the company's implementation of the Equator Principles had led to improved environmental and social outcomes); *NRG Energy*, (avail. March 12, 2009), (upholding a proposal requesting a report on how the company's involvement with the Carbon Principles had impacted the environment); *PPG Industries*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors prepare a report to shareholders on how the company ensures that it discloses its environmental impacts in all of the communities in which it operates); *Norfolk Southern*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors adopt quantitative goals to reduce greenhouse gas emission from the company's operations); *Dominion Resources Services Inc.*, (avail. February 9, 2011) (upholding a proposal that urged the board to "be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit")[1]; *General Electric*, (avail. February 8, 2011) (upholding a proposal calling for a report on the business risks "related to developments in the scientific, political, legislative and regulatory landscape regarding climate change"); and *Fossil Inc.*, (avail. March 5, 2012) (upholding a proposal requesting the board report on the company's supply chain standard as related to environmental impacts).

The Staff has consistently ruled that sustainability is a significant social policy issue. The Company's claim that our Proposal is more centered in its finances thereby moving it outside of the significant social policy realm is of not moment since the Staff has previously rejected this very argument. Therefore, the Staff should allow our proposal to process to Kohl's shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Kohl's request for a no-action letter concerning our Proposal.

---

[1] Construction of nuclear power plants is also a significant social policy issue.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Jason J. Kelroy, Kohl's

Exhibit "A"

Whereas:

The Securities and Exchange Commission has recognized the business risk for companies from climate change regulations and legislation.

Climate change regulations may be adopted voluntarily.

To wit, the Company website states that Kohl's "is committed to protecting and conserving the environment by seeking innovative solutions that encourage long-term sustainability." It further states that Kohl's "strive[s] to achieve carbon neutrality for the long-term" and voluntarily reports its "carbon footprint" to the Environmental Protection Agency and the international Carbon Disclosure Project.

Shareholders have reason to believe the Company has made strategic decisions and capital investments out of a primary concern for the environment, rather than the goal of maximizing financial returns.

Resolved:

The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:

1. The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.

2. An estimate of the costs and benefits to Kohl's of its sustainability policy.

The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

Supporting Statement:

We shareholders support transparency and accountability regarding Company operations and use of staff time. As Kohl's is a for-profit corporation, we shareholders encourage Company management to make decisions guided by common business metrics rooted in capitalist principles. The Company's current disclosures are inadequate to allow shareholders to objectively evaluate the impact upon profit of the Company's sustainability practices.

We are concerned that Kohl's is adhering to sustainability mandates that may adversely affect (1) Kohl's customers, (2) shareholders, (3) suppliers and (4) the economy.

As shareholders of Kohl's, a for-profit corporation, we encourage Company management to make decisions guided by free market capitalist ideals. This includes seeking reasonable returns on investments. Decision-making solely based upon climate change concerns might harm the Company's long-term interests and viability.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 21, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Jason J. Kelroy on behalf of Kohl's (the "Company") dated December 13, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO KOHL'S CLAIMS

In its no-action request, the Company falls well short of its burden of persuading the Staff that it may omit our Proposal from its proxy materials. The Company is correct that we erred in stating that it is a member of a particular trade association. We have amended the Proposal precisely as the Company requested. Furthermore, the Company's evidence that it has substantially implemented our Proposal ignores half of our request, and scantly addresses the other half. Finally, the Staff has repeatedly ruled that sustainability is a significant social policy issue; therefore, our Proposal does not interfere with ordinary business matters as contemplated by Rule 14a-8(i)(7).

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(3) Since We Are Willing to Amend the Proposal Exactly As the Company Has Requested

As an initial matter, the Company correctly points out that it is not a member of the Retail Industry Leaders Association as our Proposal suggests. The Company has requested that we "revise the introduction to remove" the following two paragraphs from the Proposal:

> The Company is a member of the Retail Industry Leaders Association, a trade association urging member companies to adopt voluntary environmental mandates related to the issue of climate change.
>
> The Company has adopted this philosophy, and has adopted a "sustainability" policy with the apparent goal of reducing human impact upon the climate and natural environment.

We do so now unequivocally. The Proposal, as amended, is attached as exhibit "A."

The Staff has wide latitude and a long-standing history of permitting shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, we are in full agreement with the Company regarding the revision. Removing the two short paragraphs does not take away from the remainder of the Proposal's meaning or crux. In its no-action request, the Company is very forthcoming that it engages in a great deal of environmental and sustainable projects. Lack of involvement with a trade association not withstanding, the Company has clearly, unilaterally decided to pursue sustainability initiatives. That is not in dispute. Additionally, the main two asks from our Proposal's resolved section are unaffected by the changes to the Proposal and remain unanswered.

Specifically, the Company's no-action request does not even address, let alone does it disclose, "[t]he specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals," as our Proposal requests. Furthermore, the Company's cherry-picked information from its Corporate Social Responsibility ("CSR") report does not provide "[a]n estimate of the costs and benefits to Kohl's of its sustainability policy." These are the two fundamental components of our Proposal, and they are unchanged by the amendment.

The Company cites to *General Electric Co.*, (avail. January 6, 2009) for the proposition that it may exclude our Proposal under Rule 14a-8(i)(3). In that no-action contest, the proponent requested that directors who received a certain percentage of "withheld" votes not be permitted to serve on key committees. However, "withheld" votes did not exist. The entire proposal was premised on a false notion. Removing this portion of the proposal would have resulted in the whole request collapsing. Therefore, the Staff rightfully allowed the company to exclude the proposal. Removing the two incorrect paragraphs from our Proposal does not change the character or primary purpose of our Proposal whatsoever. *General Electric* has no bearing on our Proposal.

The foundation of our Proposal is unchanged by this amendment. The only two asks from the Proposal's resolved section remain untrammeled and unanswered. The Company cites to no precedent in which the staff allowed Rule 14a-8(i)(3) exclusion for such a minor, corrected error. The Company has indicated a willingness to go along with our Proposal, as amended. We are amending the Proposal in the exact manner the Company requested. Therefore, the Staff can enforce its own legal guidance by allowing this amendment. In doing so, it will rightly allow our amended Proposal to come before Kohl's shareholders for a vote.

The Company May Not Omit Our Proposal Because It Has Not Implemented It in Any Meaningful Sense, and is Actively Trying to Shield the Information It Seeks From the Company's Shareholders

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.*, (avail. March 8, 1991).

In its no-action request, the Company fails to address or make any disclosure concerning a major portion of our Proposal. The Proposal's resolved section states:

> The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. *The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.*
>
> 2. An estimate of the costs and benefits to Kohl's of its sustainability policy. (Emphasis added).

The Company goes to great lengths to discuss its environmental initiatives, but nowhere in its nine-page no-action letter does the Company explain what scientific studies or data drive its sustainability programs. The Company cannot claim it has implemented our Proposal while blatantly ignoring 50 percent of its request.

The Staff has consistently ruled that a proposal has not been implemented where a company substantially ignores a primary section of the proposal. For example, in *Boston Properties Inc.*, (avail. January 28, 2011), the proponent sought a sustainability report "on the Company's sustainability policies and performance, including multiple, objective statistical indicators." The supporting statement further noted that the "report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators to measuring long-term *social and environmental* sustainability." (Emphasis added).

The company in this case strongly demonstrated that it had substantially implemented the proposal with regards to environmental sustainability, but it did not explain how it had implemented long-term *social* sustainability plans. After noting the company's environmental sustainability, the proponent objected that the "remainder of the Company's report, however, contains no mention whatsoever of any Company policies or practices on such social policy initiatives... the Company's total failure to address social sustainability omits an essential objective of the Proposal and accordingly undermines completely the merits of the Company's request for no-action relief." *Boston Properties Inc.*

The Staff agreed that Boston Properties failed to substantially implement the proposal, because the company failed to show that it had acted favorably on the social sustainability aspect of the proposal, stating "[w]e are unable to concur in your view that Boston Properties may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boston Properties's practices and policies do not compare favorably with the guidelines of the proposal and that Boston Properties has not, therefore, substantially implemented the proposal."

Kohl's failure to address the "specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals," is an overwhelming omission establishing that it has not met the burden for omitting our Proposal under Rule 14a-8(i)(10). Under the Staff's *Boston Properties* precedent, Kohl's may not omit our Proposal using Rule 14a-8(i)(10). Furthermore, the Company's actual arguments proffered under the substantial implementation exclusion cannot save it from this glaring failure.

Though the Company completely ignores our Proposal's first ask, the Company somehow claims that its scant survey of cherry-picked information from the Company's website (which only addresses our second ask) shows that it has substantially implemented our Proposal. The Company claims that the annual publication of its Corporate Social Responsibility Report ("CSR") shows that it has met our Proposal's essential objective.

The Company obviously misread the Proposal.

The Company highlights 21 bullet points from its CSR and website to prove that it pursues sustainable activities with "financial benefits." The merits of the costs and benefits of the 21 bullet points are highly debatable, but that is hardly the point of our Proposal. Just because the Company might pursue some environmental programs that result in cost savings, doesn't preclude the Company from also engaging in frivolous environmental programs that waste Company resources. Our Proposal asks for an analysis of the *overall* costs and benefits of Kohl's sustainability programs. Specifically our Proposal asks for the Company to disclose the costs *and* benefits – not just what it perceives as benefits. That the Company choose to only highlight specific initiatives, and not to provide a full cost/benefit analysis of its collective sustainability program, shows that it is unwilling to share this information with Kohl's shareholders.

Until it does this, the Company cannot be said to have substantially implemented our Proposal.

Additionally, the Staff has already upheld a proposal under a similar fact-pattern to which the Company now protests. In *Safeway Inc.*, (avail. March 17, 2010), the proponent requested that Safeway "[a]dopt principles for national and international action to stop global warming" based upon progressive ideals such as a carbon dioxide cap-and-trade system, international collaboration and specific targets for carbon dioxide reduction. Safeway presented an abundance of evidence that it was indeed working arduously to combat the proponent's concerns about global warming. Just to name a few items, the company disclosed that it:

- Launched a comprehensive, long-term Greenhouse Gas and Sustainability Initiative

- Became the first retailer to join the California Climate Action Registry, California's only official greenhouse gas registry
- Planning the installation of two fuel cells in Santa Cruz, California
- Opening 46 bio-diesel fuel stations in Washington, Oregon, Arizona and California
- Developed an employee solar power system purchase program

Safeway also became the "first and only retailer to join the Chicago Climate Exchange." The company went on to exhaustively detail its efforts to reduce what it perceived as the threat of global warming. These measures all spoke to the fact that the company had substantially implemented the main thrust of the proposal – reducing carbon dioxide emissions to combat global warming. However, the Staff disagreed with the company stating, "[w]e are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Safeway's policies, practices and procedures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

Like Safeway, the Company argues that its CSR information "satisf[ies] the Proponent's essential objective of the Shareholder Proposal and ensure that Kohl's is not pursuing 'sustainable activities' that have the potential to reduce Kohl's bottom line."

Nothing could be further from the truth.

All that the Company's cherry-picked data points prove is that some of its sustainable programs possibly have some economic benefit. Even that is still a debatable point. The Company's list details the savings in financial and energy terms, but never once does it show the funds outlaid to achieve such savings. It is quite possible that the Company is actually spending more than it is saving, even for the bullet points that it selected. We simply do not know because the Company failed to provide the data needed to make a proper business analysis. Only showing one side of the ledger is hardly an acceptable or even a common business practice.

Whether these bullet points show financial gains or losses is not dispositive of the Proposal's main thrust. The Company has not provided "[a]n estimate of the costs and benefits to Kohl's of its sustainability policy." Just as Safeway provided a list of some measures it was taking to reduce carbon dioxide emissions, the Company has listed some evidence that it claims shows it is pursuing sustainability in a cost-saving manner. And just as the Staff ruled Safeway's disclosure was inadequate, so too the Staff should rule that Kohl's has failed to *substantially* implement our Proposal.

Since the Company flatly ignored the scientific ask from our Proposal and provided only passing evidence that it may at times pursue sustainability strategies that have some financial benefit, the Company cannot be said to have acted favorably on our Proposal. Therefore, the Staff should reject the Company's argument and allow our Proposal to properly come before Kohl's shareholders for a vote.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7) Since It Does Not Interfere With Ordinary Business Operations, But Rather Addresses A Significant Social Policy Issue – Sustainability

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Staff has consistently held that matters related to sustainability are significant social policy issues. In *Cleco Corporation*, (avail. January 26, 2012), the Staff upheld a proposal requesting that the company prepare a report "discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks." The company sought to exclude the proposal as an interference with ordinary business operations since, as a utility company, water is a crucial element of its operations. The Staff sided with the Proponent and explicitly stated that "[w]e are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added.)

The following year, the Staff ruled in *NYSE Euronext*, (avail. February 12, 2013) that a proposal requesting that the board prepare "a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders" did not interfere with ordinary business operations. The company argued that this was in fact an interference with ordinary business above and beyond that contemplated by Rule 14a-8(i)(7) exclusion since the decision contemplated by the proposal would be made by overseers above the board of directors – meaning that it was extremely attenuated and not proper for shareholder involvement. Despite this extreme attenuation, the Staff still allowed the proposal and explicitly stated that "[w]e are unable to concur in your view that NYX (sic.) may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added).

Even Kohl's goes so far as to recognize that "[t]he Commission has noted that certain topics related to sustainability may present a significant social policy issue, and thus has in the past declined to concur with the exclusion of proposals focusing solely on sustainability and environmental reports regarding the effects of a company's operations on the environment." However, the Company would have the Staff believe that our Proposal falls outside of significant policy protection since it speaks to Company costs and benefits.

The Company is misreading the Staff's clear precedent on this issue.

Kohl's claims that:

> Looking at the plain language of the Shareholder Proposal, there is no question that it relates primarily to Kohl's strategic decisions regarding capital investment decisions... As such, because the Shareholder Proposal relates to key management strategic decisions regarding, *costs and benefits analysis* and strategic decisions regarding Kohl's finances, the Shareholder Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7). (Emphasis added).

This is nearly identical to the unsuccessful argument offered by the company in *General Electric*, (avail. January 15, 2008). In that no-action contest, the company argued:

> The Proposal is clearly and directly focused on GE's internal risk review process: it requests a report on the '*costs and benefits*' to GE of what the Proposal describes as its 'climate policy' and focuses on whether GE has assessed the possible 'advers[e] impacts' that the Proponent suggests may arise from GE's policy and activities related to its policy. (Emphasis added).

The Staff was not persuaded by GE's argument stating, "[w]e are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Just as Kohl's now argues that our Proposal is excludable because it contemplates the financial aspect its environmental policies, GE also complained that "the Proposal is excludable because it focuses on GE engaging in an internal assessment of the financial risks" surrounding its environmental policies. This argument does not stand up to the Staff's clear precedent. In *General Electric*, the Staff confirmed that a proposal requesting the costs and benefits of a climate policy do not interfere with a company's ordinary business operations. Therefore, Kohl's entire rationale for exclusion under Rule 14a-8(i)(7) is invalid.

Furthermore, the Staff has consistently upheld shareholder proposals related to the environment and corporate sustainability efforts over Rule 14a-8(i)(7) complaints. *See Lehman Brothers*, (avail. January 29, 2008) (upholding a proposal that requested a report on the company's sustainable practices and taking a dim view of sustainability efforts); *Exxon Mobil Co.*, (avail. March 18, 2008) (upholding a proposal requesting that the company establish a committee to study ways in which the United States could achieve energy independence in a sustainable way); *Exxon Mobil Co.*, (avail. March 19, 2008) (upholding a proposal asking the board of directors to adopt a policy for renewable energy research, development and sourcing); *Bank of America*, (avail. February 22, 2008) (upholding a proposal asking for a report on how the company's implementation of the Equator Principles had led to improved environmental and social outcomes); *NRG Energy*, (avail. March 12, 2009), (upholding a proposal requesting a report on how the company's involvement with the Carbon Principles had impacted the environment); *PPG Industries*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors prepare a report to shareholders on how the company ensures that it discloses its environmental impacts in all of the communities in which it operates); *Norfolk Southern*, (avail. January 15, 2010) (upholding a proposal requesting that the board of directors adopt quantitative goals to reduce greenhouse gas emission from the company's operations); *Dominion Resources Services Inc.*, (avail. February 9, 2011) (upholding a proposal that urged the board to "be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit")[1]; *General Electric*, (avail. February 8, 2011) (upholding a proposal calling for a report on the business risks "related to developments in the scientific, political, legislative and regulatory landscape regarding climate change"); and *Fossil Inc.*, (avail. March 5, 2012) (upholding a proposal requesting the board report on the company's supply chain standard as related to environmental impacts).

The Staff has consistently ruled that sustainability is a significant social policy issue. The Company's claim that our Proposal is more centered in its finances thereby moving it outside of the significant social policy realm is of not moment since the Staff has previously rejected this very argument. Therefore, the Staff should allow our proposal to process to Kohl's shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Kohl's request for a no-action letter concerning our Proposal.

---

[1] Construction of nuclear power plants is also a significant social policy issue.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Jason J. Kelroy, Kohl's

KOHL'S

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274

December 13, 2013

VIA E-MAIL (shareholderproposals@sec.gov)
AND VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by The National Center for Public Policy Research

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2014 annual meeting of its shareholders (the "2014 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by Justin Danhoff on behalf of The National Center for Public Policy Research (the "Proponents").

A copy of the Shareholder Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2014 Proxy Materials: (1) pursuant to Rule 14a-8(i)(10) of the Act because it deals with matters that Kohl's has already substantially implemented; (2) under Rule 14a-8(i)(3) of the Act because it contains materially false and misleading statements; and/or (3) pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Kohl's "ordinary business." We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rules 14a-8(i)(10), 14a-8(i)(3) and/or 14a-8(i)(7), Kohl's excludes the Shareholder Proposal from its 2014 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2014 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponents, thereby notifying them of our intention to exclude the Shareholder Proposal from our 2014 Proxy Materials.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal is seeking a report highlighting the impact upon profit of the Company's sustainability practices:

> **Resolved:**
>
> The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:
>
> 1. The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.
>
> 2. An estimate of the costs and benefits to Kohl's of its sustainability policy.
>
> The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

BASIS FOR EXCLUSION

I. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM ITS 2014 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE KOHL'S HAS SUBSTANTIALLY IMPLEMENTED THE SHAREHOLDER PROPOSAL.

Less than nine months ago, in a no-action letter involving a similar shareholder proposal submitted to another retailer, the Staff determined that the shareholder proposal was excludable under Rule 14a-8(i)(10), as the company had already substantially implemented the shareholder proposal. See Target Corp. (Mar. 26, 2013). Like the Proponent's current Shareholder Proposal directed at Kohl's, Target Corp. was asked to address policies on "sustainable" activities that have the potential to reduce Target's bottom line. In determining that Target could properly exclude that shareholder proposal under Rule 14a-8(i)(10), the Staff noted that Target's public disclosures compare favorably with the guidelines of the proposal. The same is true here for Kohl's.

As demonstrated below, we have substantially implemented the Shareholder Proposal through our many public disclosures relating to Kohl's sustainability efforts and the related financial benefits.

Rule 14a-8(i)(10) allows the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." See Securities Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"). The Commission has made explicitly clear that a shareholder proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). See 1998 Release (confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("1983 Release")). In the 1983 Release, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] or [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Securities Exchange Act Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff has stated that "[a] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether [its] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the shareholder proposal's essential objective. See, e.g., The Boeing Co. (Feb. 17, 2011); Exxon Mobil Corp. (March 19, 2010); and Intel Corp. (Mar. 11, 2003). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the shareholder proposal even if by means other than those suggested by the shareholder proponent. See, e.g., The Boeing Co. (Feb. 17, 2011) (permitting exclusion of a shareholder proposal requesting management review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and report its findings when the company had already adopted its own policies, practices and procedures related to human rights); The Proctor & Gamble Co. (Aug. 4, 2010) (permitting exclusion of a shareholder proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); Wal-Mart Stores, Inc. (Mar. 30, 2010) (permitting exclusion of a shareholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); ConAgra Foods, Inc. (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); Johnson & Johnson (Feb. 17, 2006) (permitting exclusion of a shareholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the shareholder proposal); Talbots Inc. (Apr. 5, 2002) (permitting exclusion of a shareholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and The Gap, Inc. (Mar. 16, 2001) (permitting exclusion of a shareholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders). Furthermore, the Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire shareholder proposal may be omitted. See The Limited (Mar. 15, 1996) and American Brands, Inc. (Feb. 3, 1993).

The Staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. See, e.g., Aetna Inc. (Mar. 27, 2009) (permitting exclusion of a shareholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and Alcoa Inc. (Feb. 3, 2009); Wal-Mart Stores, Inc. (Mar. 20, 2008) and Dow Chemical Co. (Mar. 5, 2008) (in each case permitting exclusion of a shareholder proposal requesting global warming report when the company had already generally addressed the issue).

Just like the shareholder proposal Staff recently allowed Target Corp. to exclude from its proxy materials, the Proponent's essential objective of the Shareholder Proposal is to obtain information to ensure that the Company is not pursuing "sustainable activities" that have the potential to reduce Kohl's bottom line. This objective comes through loud and clear through several statements made in the Proponent's Shareholder Proposal and supporting statement. For example:

- "Shareholders have reason to believe the Company has made strategic decisions and capital investments out of a primary concern for the environment, rather than the goal of maximizing financial returns."
- Seeking a report disclosing "an estimate of the costs and benefits to Kohl's of its sustainability policy."
- "As Kohl's is a for-profit corporation, we shareholders encourage Company management to make decisions guided by common business metrics rooted in capitalist principles."
- Seeking information "to allow shareholders to objectively evaluate the impact upon profit of the Company's sustainability practices."

Kohl's many published statements regarding the financial benefits of its activities relating to sustainability meet this essential objective of the Shareholder Proposal. For example, each year Kohl's publishes a detailed Corporate Social Responsibility ("CSR") Report, which is published online at our Investor Relations pages on www.kohlscoporation.com under "Corporate

Governance – Highlights." Below are some of the relevant disclosures from just the past two CSR Reports:

- **"By leveraging technology and actively monitoring energy consumption we continue to reduce our energy footprint and drive savings to the bottom line."** Kohl's 2012 CSR Report, p. 7.

- **"Performing a re-commissioning inspection generally pays dividends in energy performance, with a quick return on investment."** Kohl's 2012 CSR Report, p. 9.

- **"The screw-in LED replacement lamp has a 5-year life and reduces each store's daily energy demand by 720 watts."** Kohl's 2012 CSR Report, p. 9.

- **"The estimated energy savings per location [from lighting upgrades] is 72,930 kWh per year."** Kohl's 2012 CSR Report, p. 9.

- **"This [Ice Bear technology] removes our electricity demand from the high-cost daytime hours to the lower-cost evening hours."** Kohl's 2012 CSR Report, p. 12.

- **"[Enerfit (HVAC retrofit) systems] yield significant energy savings."** Kohl's 2012 CSR Report, p. 12.

- **"[Recycling] also means rebates that contribute to our bottom line."** Kohl's 2012 CSR Report, p. 13.

- **"[Paperless receipts] also saves ink, and increases Associate productivity."** Kohl's 2012 CSR Report, p. 14.

- **"Managing energy use and climate emissions are key strategies that drive savings to the bottom line and conserve resources."** Kohl's 2011 CSR Report, p. 7.

- **"These [solar power] sites generate nearly 35 megawatts of power with no capital outlay from Kohl's. This use of silent, clean power is cost saving with zero emissions to the environment."** Kohl's 2011 CSR Report, p. 9.

- **"A typical recommissioning study will result in energy savings that cover the cost of the review within two years."** Kohl's 2011 CSR Report, p. 9.

- **"[Recycling of hangers, EAS tags, gift cards, etc.] represents considerable cost, labor, material and transportation savings for Kohl's."** Kohl's 2011 CSR Report, p. 11.

- **"Recycling plastic results in overall cost savings for Kohl's."** Kohl's 2011 CSR Report, p. 12.

- **"[Digital signing] improves signing as well as store Associate productivity."** Kohl's 2011 CSR Report, p. 12.

- **"[Paperless paychecks are] saving paper, printing, shipping and mailing costs."** Kohl's 2011 CSR Report, p. 12.

- **"[Being more efficient with units per carton] translated into an annual savings of 4.3 million cartons that did not have to be used or handled when shipping Kohl's merchandise. Additional savings were realized in transportation and handling of the cartons throughout the supply chain as well."** Kohl's 2011 CSR Report, p. 12.

- **"By using smaller boxes, modifying box sizes and removing unnecessary tissue paper from packaging, there has been a significant impact made on resource conservation and freight costs."** Kohl's 2011 CSR Report, p. 12.

Additional examples of Kohl's public disclosures regarding the many financial benefits obtained from its activities relating to sustainability include:

- **"Solar energy has proven to be a cost-effective and environmentally friendly way to lower our energy footprint."** Kohl's Green Website (www.kohlsgreen.com) under "Sustainable Operations" / "Renewable Energy" / "Solar Panels"

- **"The company estimates that energy management programs have helped prevent nearly $50 million in electricity costs."** "Kohl's Department Stores Activates 100th Solar Location": September 16, 2010 Kohl's Press Release.

- **"Retailer estimates preventing nearly $50 million in electricity costs through energy efficiency programs over last four years."** "Kohl's Department Stores Reaches 500th ENERGY STAR Store Milestone": July 15, 2010 Kohl's Press Release.

- **"Through steps to make its stores and other buildings more energy efficient, the company has saved $37 million over the past three years."** "Kohl's honored again for buying green power": Milwaukee Journal Sentinel, September 14, 2009.

Collectively, these disclosures satisfy the Proponent's essential objective of the Shareholder Proposal and ensure that Kohl's is not pursuing "sustainable activities" that have the potential to reduce Kohl's bottom line. Kohl's sustainable initiatives not only allow Kohl's to gain strategic advantage over its competitors, but Kohl's intensely manages operating expenses by maximizing energy efficiency in its stores. Therefore, just as the Staff concluded for Target Corp. earlier this year, the Shareholder Proposal is excludable under Rule 14a-8(i)(10) because Kohl's has already substantially implemented the shareholder proposal.

II. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM ITS 2014 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE SHAREHOLDER PROPOSAL CONTAINS MATERIALLY FALSE AND MISLEADING STATEMENTS.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole. As such, SLB 14B confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See Sara Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The first references to Kohl's in the Proponent's supporting statement are materially false and misleading. Specifically, the Proponent's introduce their concerns by noting:

> The Company is a member of the Retail Industry Leaders Association, a trade association urging member companies to adopt voluntary environmental mandates related to the issue of climate change.
>
> The Company has adopted this philosophy, and has adopted a "sustainability" policy with the apparent goal of reducing human impact upon the climate and natural environment.

Contrary to this materially false and misleading introduction from the Proponents, Kohl's is not, and has never been, a member of the Retail Industry Leaders Association ("RILA"). Any actions of RILA are completely irrelevant to Kohl's and Kohl's has not adopted any RILA policies. Accordingly, the Shareholder Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3), consistent with SLB 14 (the Staff may "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading."). See also Johnson & Johnson (Jan. 31, 2007) (concurring in the omission of a proposal where the company demonstrated objectively that it was materially false or misleading); General Electric Co. (Jan. 6, 2009) (Staff concurred in the exclusion of a proposal as materially false and misleading because of an incorrect underlying assertion). In the alternative, if the Staff is unable to concur that the entire

Shareholder Proposal can be excluded, we believe the Proponents must, at the very least, revise the introduction to the Shareholder Proposal to remove the entire paragraphs containing the materially false and misleading statements addressed above.

III. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM ITS 2014 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." Exchange Act Release No. 34-40018 (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id.

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 34-12999 (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, even if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

The Commission has noted that certain topics related to sustainability may present a significant social policy issue, and thus has in the past declined to concur with the exclusion of proposals focusing solely on sustainability and environmental reports regarding the effects of a company's operations on the environment. See, e.g., Chesapeake Energy Corp. (April 13, 2010) and SunTrust Banks, Inc. (January 13, 2010). However, unlike those proposals, the Shareholder Proposal here does not limit itself to "sustainability" or "environmental impacts", but rather inherently concerns the Company's strategic financial spending, decision-making process on cost and benefit analysis and impacts to Kohl's bottom line. In other words, the Shareholder Proposal implicates "core matters involving the Company's business and operations." In General Electric Co. (February 3, 2012), the Commission permitted the exclusion of a shareholder proposal that requested the preparation of an annual report "disclosing the financial, reputational and commercial risks related to changes to, and changes in interpretation of, U.S. federal, state, local and foreign tax laws and policies." The company argued that the proposal, at its base, related to the company's management of its tax expense. In concurring with the company, the Staff commented that the proposal was excludable because it related to "decisions concerning the company's tax expense and *sources of financing*" (emphasis added). The Staff has also agreed with the exclusion of other proposals that touched upon a company's decisions regarding its finances and finance operations. See, e.g., MGM Mirage (March 6, 2009) (permitting the exclusion of a proposal requesting the implementation of a discount dining program on the ground that it related to the company's "discount pricing policies"); Western Union Co. (March 7, 2007) (concurring with the exclusion of a proposal seeking the company's board to undertake a special review of the company's remittance practices, including the review of, among other things, the company's pricing structure on the ground that the proposal related to "the prices charged by the company"); H&R Block, Inc. (August 1, 2006) (concurring with the exclusion on ordinary business grounds of a proposal requesting that the company cease its current practice of issuing high interest rate refund anticipation loans).

Here, looking at the plain language of the Shareholder Proposal, there is no question that it relates primarily to Kohl's strategic decisions regarding capital investment decisions, as well as Kohl's maximizing financial returns. As such, because the Shareholder Proposal relates to key management strategic decisions, costs and benefits analysis and strategic decisions regarding Kohl's finances, the Shareholder Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, and consistent with Staff's recent determinations in the similar no-action letters cited above, Kohl's respectfully requests that the Staff agree that we may omit the Shareholder Proposal from our 2014 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,

Jason J. Kelroy
SVP, Assistant General Counsel

cc: Mr. Justin Danhoff, Esq.
General Counsel
National Center for Public Policy Research
501 Capitol Court NE, Suite 200
Washington, D.C. 20002

EXHIBIT A

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 4, 2013

Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Sir or Madam,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Sustainability Report) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 22, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street, NW
Suite 1100
Washington, DC 20005

www ubs com

December 4, 2013

Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Sir or Madam,

UBS holds 57 shares of Kohl's (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Kohl's in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 5, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 22, 2013

Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Sir or Madam,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kohl's (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Kohl's stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Sustainability Report

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Whereas:

The Securities and Exchange Commission has recognized the business risk for companies from climate change regulations and legislation.

Climate change regulations may be adopted voluntarily.

The Company is a member of the Retail Industry Leaders Association, a trade association urging member companies to adopt voluntary environmental mandates related to the issue of climate change.

The Company has adopted this philosophy, and has adopted a "sustainability" policy with the apparent goal of reducing human impact upon the climate and natural environment.

To wit, the Company website states that Kohl's "is committed to protecting and conserving the environment by seeking innovative solutions that encourage long-term sustainability." It further states that Kohl's "strive[s] to achieve carbon neutrality for the long-term" and voluntarily reports its "carbon footprint" to the Environmental Protection Agency and the international Carbon Disclosure Project.

Shareholders have reason to believe the Company has made strategic decisions and capital investments out of a primary concern for the environment, rather than the goal of maximizing financial returns.

Resolved:

The shareholders of Kohl's request the Board of Directors authorize the preparation of a report, to be published by December 2014, updated annually, at a reasonable cost and excluding any proprietary information, disclosing:

1. The specific scientific data and studies management relied upon to determine the need for policies and expenditures with environmental goals.

2. An estimate of the costs and benefits to Kohl's of its sustainability policy.

The report should be presented to all relevant oversight committees of the Board and posted on the Company's website.

Supporting Statement:

We shareholders support transparency and accountability regarding Company operations and use of staff time. As Kohl's is a for-profit corporation, we shareholders encourage Company management to make decisions guided by common business metrics rooted in capitalist principles. The Company's current disclosures are inadequate to allow shareholders to objectively evaluate the impact upon profit of the Company's sustainability practices.

We are concerned that Kohl's is adhering to sustainability mandates that may adversely affect (1) Kohl's customers, (2) shareholders, (3) suppliers and (4) the economy.

As shareholders of Kohl's, a for-profit corporation, we encourage Company management to make decisions guided by free market capitalist ideals. This includes seeking reasonable returns on investments. Decision-making solely based upon climate change concerns might harm the Company's long-term interests and viability.